GALIANO GOLD INC.

(formerly Asanko Gold Inc. 1)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

UNAUDITED

For the three and nine months ended September 30, 2020 and 2019

________________________________
1 The Company's name was changed from "Asanko Gold Inc." to "Galiano Gold Inc." effective April 30, 2020.

GALIANO GOLD INC.

(formerly Asanko Gold Inc.)

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

(In thousands of United States Dollars)

		September 30, 2020	December 31, 2019
	Note	$	$
Assets
Current assets
Cash and cash equivalents		63,489	31,109
Receivables		178	161
Receivable due from related party	4	2,693	4,183
Prepaid expenses and deposits		1,060	347
		67,420	35,800
Non-current assets
Financial assets	5	77,132	108,025
Investment in Joint Venture	6	40,468	-
Right-of-use asset	7	511	589
Property, plant and equipment		105	90
		118,216	108,704
Total assets		185,636	144,504

Liabilities
Current liabilities
Accounts payable and accrued liabilities		3,854	2,234
Lease liability	7	87	83
		3,941	2,317
Non-current liabilities
Long-term incentive plan liability	9(b)	480	416
Lease liability	7	450	514
		930	930
Total liabilities		4,871	3,247
Equity
Share capital	8	578,514	578,385
Equity reserves	9	49,746	50,072
Accumulated deficit		(447,495)	(487,200)
Total equity		180,765	141,257
Total liabilities and equity		185,636	144,504

Commitments and contingencies	10
Subsequent events	16

The accompanying notes form an integral part of these condensed consolidated interim financial statements .

Approved on behalf of the Board of Directors:

"Greg McCunn"	“Marcel de Groot”
Director	Director

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

(In thousands of United States Dollars, except dollar per share amounts)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2020	2019	2020	2019
	Note	$	$	$	$
Share of net earnings (loss) related to joint venture	6	5,587	(126,047)	40,468	(126,264)
Service fee earned as operators of joint venture	4	1,234	1,488	3,677	3,740
General and administrative expenses	11	(5,183)	(3,199)	(11,415)	(9,460)
Income (loss) from operations and joint venture		1,638	(127,758)	32,730	(131,984)

Finance income	12	1,571	214	7,062	736
Finance expense	5	(12)	(19,977)	(35)	(15,470)
Foreign exchange gain (loss)		8	5	(52)	(5)
Net income (loss) and comprehensive income (loss) for the period		3,205	(147,516)	39,705	(146,723)

Income (loss) per share:
Basic		0.01	(0.65)	0.18	(0.65)
Diluted		0.01	(0.65)	0.18	(0.65)

Weighted average number of shares outstanding:
Basic	13	223,648,336	225,902,646	223,474,084	225,839,725
Diluted	13	225,939,861	225,902,646	224,768,772	225,839,725

The accompanying notes form an integral part of these condensed consolidated interim financial statements .

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(In thousands of United States Dollars, except for number of common shares)

		Number of shares	Share capital	Equity reserves	Accumulated deficit	Total equity
	Note		$	$	$	$
Balance as at December 31, 2018		225,804,614	578,853	49,261	(319,272)	308,842
Issuance of common shares on exercise of share-based options	9(a)	403,116	490	(158)	-	332
Share-based payments	9(a)	-	-	692	-	692
Net loss and comprehensive loss for the period		-	-	-	(146,723)	(146,723)
Balance as at September 30, 2019		226,207,730	579,343	49,795	(465,995)	163,143

Balance as at December 31, 2019		225,098,810	578,385	50,072	(487,200)	141,257
Shares repurchased and cancelled under normal course issuer bid	8(c)	(2,758,063)	(2,296)	-	-	(2,296)
Shares issued upon exercise of share-based options	9(a)	1,719,359	2,425	(692)	-	1,733
Share-based payments	9(a)	-	-	366	-	366
Net income and comprehensive income for the period		-	-	-	39,705	39,705
Balance as at September 30, 2020		224,060,106	578,514	49,746	(447,495)	180,765

The accompanying notes form an integral part of these condensed consolidated interim financial statements .

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

(In thousands of United States Dollars)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2020	2019	2020	2019
	Note	$	$	$	$
Operating activities:
Net income (loss) for the period		3,205	(147,516)	39,705	(146,723)
Adjustments for:
Share of net (earnings) loss related to joint venture	6	(5,587)	126,047	(40,468)	126,264
Depreciation and depletion		40	24	123	58
Share-based payments	9(a), 9(b), 11	497	390	1,476	1,283
Finance income	12	(1,571)	(214)	(7,062)	(736)
Finance expense		9	19,974	27	15,461
Unrealized foreign exchange loss (gain)		1	(24)	(85)	(35)
Operating cash flow before working capital changes		(3,406)	(1,319)	(6,284)	(4,428)
Change in non-cash working capital	14	422	(2,220)	1,439	(2,731)
Cash used in operating activities		(2,984)	(3,539)	(4,845)	(7,159)

Investing activities:
Redemption of preferred shares in joint venture	5	-	10,000	37,500	10,000
Expenditures on property, plant and equipment		(30)	(4)	(60)	(18)
Interest received		204	34	462	128
Cash provided by investing activities		174	10,030	37,902	10,110

Financing activities:
Shares repurchased under normal course issuer bid	8(c)	-	-	(2,296)	-
Shares issued upon exercise of share-based options	9(a)	1,368	332	1,733	332
Office lease payments	7	(29)	(10)	(87)	(10)
Cash provided by (used in) financing activities		1,339	322	(650)	322

Impact of foreign exchange on cash and cash equivalents		11	1	(27)	4

(Decrease) increase in cash and cash equivalents during the period		(1,460)	6,814	32,380	3,277
Cash and cash equivalents, beginning of period		64,949	6,821	31,109	10,358
Cash and cash equivalents, end of period		63,489	13,635	63,489	13,635

Supplemental cash flow information	14

The accompanying notes form an integral part of these condensed consolidated interim financial statements .

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
Expressed in Thousands of United States Dollars unless otherwise stated

1. Nature of operations

Galiano Gold Inc. ("Galiano" or the "Company") was incorporated on September 23, 1999 under the Business Corporations Act of British Columbia, Canada.  The Company changed its name from Asanko Gold Inc. to Galiano Gold Inc. which was approved by the Company's shareholders at its Annual General and Special Meeting on April 30, 2020. The Company's head office and principal address is located at 1640 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Canada. The Company's registered and records office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, V7X 1L3. The Company's common shares trade on the Toronto Stock Exchange ("TSX") and NYSE American Exchange ("NYSE American") under the ticker symbol "GAU".

The Company's principal business activity is the operation of the Asanko Gold Mine ("AGM") through a 50:50 joint venture arrangement (the "JV") associated with the Company's 45% economic interest in the AGM (see note 6) and exploration and development of mineral property interests. The Government of Ghana has a 10% free-carried interest in the AGM. The AGM consists of two neighboring gold projects, the Obotan Project and the Esaase Project, both located in the Amansie West District of the Republic of Ghana ("Ghana"), West Africa.

In addition to its interest in the AGM, the Company's interest in the JV also includes a 50% interest in a portfolio of other Ghanaian gold concessions in various stages of exploration.

2. Basis of presentation

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). These condensed consolidated interim financial statements do not include all of the necessary annual disclosures in accordance with IFRS and should be read in conjunction with the Company's audited consolidated annual financial statements for the years ended December 31, 2019 and 2018.

The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company's most recent audited consolidated annual financial statements for the years ended December 31, 2019 and 2018.

These condensed consolidated interim financial statements were authorized for issue and approved by the Board of Directors on November 5, 2020.

(b) Basis of presentation and consolidation

The financial statements have been prepared on the historical cost basis, except for financial instruments carried at fair value.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the functional currency of the Company and each of its subsidiaries. References to C$ are to Canadian dollars.

These condensed consolidated interim financial statements incorporate the financial information of the Company and its subsidiaries as at September 30, 2020. Subsidiaries are entities controlled by the Company. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
Expressed in Thousands of United States Dollars unless otherwise stated

2. Basis of presentation (continued)

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

All significant intercompany amounts and transactions between the Company and its subsidiaries have been eliminated on consolidation.

The principal subsidiaries and joint arrangements to which the Company is a party, as well as their geographic locations, were as follows as at September 30, 2020:

Subsidiary name	Location	Interest	Classification and accounting method
Galiano Gold South Africa (PTY) Ltd.	South Africa	100%	Consolidated
Galiano International (Barbados) Inc.	Barbados	100%	Consolidated
Galiano Gold (Barbados) Inc.	Barbados	100%	Consolidated
Asanko Gold Ghana Limited	Ghana	45%	Joint venture; equity method
Adansi Gold Company (GH) Limited	Ghana	50%	Joint venture; equity method
Shika Group Finance Limited	Isle of Man	50%	Joint venture; equity method

Certain subsidiaries of the Company changed their official names during the period to align with Galiano's change of name.

(c) Accounting standards adopted during the period

There were no new standards effective January 1, 2020 that impacted these condensed consolidated interim financial statements or are expected to have a material effect in the future.

(d) Accounting standards and amendments issued but not yet adopted

There were no accounting standards or amendments to existing standards issued but not yet adopted as of January 1, 2020 that are expected to have a material effect on the Company's financial statements in the future.

3. Significant accounting judgements and estimates

The preparation of financial statements, in conformity with IFRS, requires management to make judgements, estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company's significant accounting judgments and estimates were presented in note 5 of the audited annual consolidated financial statements for the years ended December 31, 2019 and 2018.

The Company considered the impact of the COVID-19 pandemic on the significant judgments and estimates made in these condensed consolidated interim financial statements and determined that the effects of COVID-19 did not have a material impact on the estimates and judgments applied.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
Expressed in Thousands of United States Dollars unless otherwise stated

4. Receivable due from related party

During the three and nine months ended September 30, 2020, the Company earned a service fee of $1.2 million and $3.7 million, respectively, as operators of the JV (three and nine months ended September 30, 2019 - $1.5 million and $3.7 million, respectively).  For the three and nine months ended September 30, 2020, the service fee was comprised of a gross service fee of $1.5 million and $4.6 million, respectively, less withholding taxes payable in Ghana of $0.3 million and $0.9 million (three and nine months ended September 30, 2019 - gross service fee of $1.5 million and $4.5 million less withholding taxes payable in Ghana of $0.1 million and $0.8 million, respectively). As at September 30, 2020, the Company had a receivable due from the JV in respect of the service fee in the amount of $2.7 million, net of withholding taxes (December 31, 2019 - $4.2 million).

All transactions with related parties have occurred in the normal course of operations and were measured at the exchange amount agreed to by the parties. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

5. Financial assets

As part of the JV transaction with Gold Fields (note 6), the Company initially subscribed to 204.9 million non-voting fixed redemption price redeemable preferences shares in Shika Group Finance Limited (the "preference shares"). The preference shares were issued at a par value of $1 per redeemable share.

The following table summarizes the change in the carrying amount of the Company's preference shares held in the joint venture:

	September 30, 2020	December 31, 2019
	$	$
Balance, beginning of period	108,025	153,651
Fair value adjustment for the period	6,607	(35,626)
Redemption of preferred shares during the period	(37,500)	(10,000)
Balance, end of period	77,132	108,025

184.9 million of the preference shares initially subscribed for have no fixed redemption date. As these preference shares have no contractual fixed terms of repayment that arise on specified dates, they are measured at fair value through profit or loss at each reporting period-end.

During the nine months ended September 30, 2020, the JV redeemed $37.5 million of the preference shares, bringing the Company's holding to 137.4 million preference shares in the JV as at September 30, 2020 (December 31, 2019 - 174.9 million preference shares). No preference shares were redeemed during the three months ended September 30, 2020.

As at September 30, 2020, the Company re-measured the fair value of the redeemable preference shares to $77.1 million (applying a discount rate of 8.4%) resulting in the recognition of a positive fair value adjustment of $1.4 million and $6.6 million in finance income for the three and nine months ended September 30, 2020, respectively (three and nine months ended September 30, 2019 - a downward fair value adjustment of $20.0 million and $15.5 million, respectively, recognized in finance expense). These preference shares are classified as a Level 3 financial asset in the fair value hierarchy.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
Expressed in Thousands of United States Dollars unless otherwise stated

6. Investment in Joint Venture

On July 31, 2018, the Company completed a transaction (the "JV Transaction") with a subsidiary of Gold Fields Limited ("Gold Fields"), following which:

  the Company and Gold Fields each own a 45% economic interest in Asanko Gold Ghana Limited ("AGGL"), which owns the AGM, with the Government of Ghana retaining a 10% free-carried interest in the AGM;

  the Company and Gold Fields each own a 50% interest in Adansi Gold Company (GH) Limited ("Adansi Ghana"), which owns a number of exploration licenses; and

  the Company and Gold Fields each acquired a 50% interest in the JV entity, Shika Group Finance Limited ("JV Finco").

Under the terms of the Joint Venture Agreement ("JVA") with Gold Fields, the Company remains the manager and operator of the JV and receives an arm's length fee for services rendered to the JV of $6.2 million per annum (originally $6.0 million, but adjusted annually for inflation).

The JVA established joint control of the JV and thus the Company no longer controls the AGM and associated properties. As the JV is structured within the legal entities of AGGL, Adansi Ghana and JV Finco, the JV represents a joint venture as defined under IFRS 11 - Joint Arrangements, and the Company commenced equity accounting for its interest in the JV effective July 31, 2018.

The following table summarizes the change in the carrying amount of the Company's investment in the joint venture:

	September 30, 2020	December 31, 2019
	$	$
Balance, beginning of period	-	126,264
Company's share of net earnings of the JV for the period	40,468	2,074
Impairment of equity investment in joint venture	-	(128,338)
Balance, end of period	40,468	-

The Company's share of the net earnings of the JV was $5.6 million and $40.5 million for the three and nine months ended September 30, 2020, respectively (three and nine months ended September 30, 2019 - share of net earnings of $2.3 million and $2.1 million, respectively).

Operating and financial results of the AGM JV for the three and nine months ended September 30, 2020 and 2019

Summarized financial information for the Company's investment in the JV, on a 100% basis, is outlined in the table below.

All disclosures in this note 6 are on a 100% JV basis, unless otherwise indicated. The JV applies the same accounting policies as the Company.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
Expressed in Thousands of United States Dollars unless otherwise stated

6. Investment in Joint Venture (continued)

Three and nine months ended September 30, 2020 and 2019

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2020	2019	2020	2019
Revenues	(i)	100,713	91,164	307,026	243,894
Production costs	(ii)	(63,454)	(50,721)	(149,514)	(146,652)
Depreciation and depletion	(vi)	(14,803)	(24,665)	(40,486)	(64,840)
Royalties	(ii)	(5,035)	(4,559)	(15,351)	(12,306)
Income from mine operations		17,421	11,219	101,675	20,096

Exploration and evaluation expenditures		(2,630)	(2,438)	(6,435)	(3,873)
General and administrative expenses		(2,364)	(2,209)	(6,005)	(5,138)
Income from operations		12,427	6,572	89,235	11,085

Finance expense	(x)	(890)	(3,913)	(2,112)	(7,810)
Finance income		64	89	223	215
Foreign exchange gain		825	525	2,626	1,125
Net income before taxes		12,426	3,273	89,972	4,615

Income tax recovery		-	1,823	-	-
Net income after tax for the period		12,426	5,096	89,972	4,615

Company's share of net income of the JV for the period		5,587	2,291	40,468	2,074

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
Expressed in Thousands of United States Dollars unless otherwise stated

6. Investment in Joint Venture (continued)

The assets and liabilities of the AGM JV, on a 100% basis, as at September 30, 2020 and December 31, 2019 were as follows:

		September 30, 2020	December 31, 2019
	Note	$	$
Assets
Current assets
Cash and cash equivalents		43,289	40,758
Restricted cash		-	3,000
Receivables		17,142	9,516
Inventories	(iii)	66,102	49,968
Prepaid expenses and deposits		5,295	2,031
VAT receivable		13,195	10,556
		145,023	115,829
Non-current assets	(iii), (iv), (v), (vi)	271,166	238,781

Total assets		416,189	354,610

Liabilities
Current liabilities
Accounts payable and accrued liabilities		77,421	62,153
Revolving credit facility	(vii)	30,000	-
Lease liability	(viii)	10,259	18,142
		117,680	80,295
Non-current liabilities
Lease liability	(viii)	454	5,063
Long-term incentive plan liability		467	402
Asset retirement provisions	(ix)	69,912	56,148
		70,833	61,613

Total liabilities		188,513	141,908

Equity		227,676	212,702

Total liabilities and equity		416,189	354,610

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
Expressed in Thousands of United States Dollars unless otherwise stated

6. Investment in Joint Venture (continued)

The Company has provided the following incremental disclosures for stakeholders to evaluate the financial performance and financial condition of the AGM. All amounts in the following tables and descriptions are on a 100% basis.

(i) Revenues

In 2013, concurrent with the closing of the AGM's former debt project financing, AGGL entered into an offtake agreement with a special purpose vehicle of RK Mine Finance Trust I ("Red Kite") with the following details (the "Offtake Agreement"):

- sale of 100% of the future gold production from the AGM up to a maximum of 2.2 million ounces to Red Kite;

- Red Kite to pay for 100% of the value of the gold ten business days after shipment;

- a provisional payment of 90% of the estimated value will be made one business day after delivery;

- the gold sale price will be a spot price selected during a nine-day quotational period following shipment of gold from the mine;

- performance obligations of the AGM are satisfied once the refining outturn report is provided to Red Kite; and

- should AGGL wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the total funds drawn under the Red Kite debt arrangement as well as the amount of gold delivered under the Offtake Agreement at the time of termination.

During the three and nine months ended September 30, 2020, the AGM sold 53,975 and 183,152 ounces of gold, respectively, to Red Kite in accordance with the Offtake Agreement (three and nine months ended September 30, 2019 - 63,009 ounces and 182,767 ounces, respectively).

Included in revenue of the AGM is $0.3 million and $0.7 million relating to by-product silver sales for the three and nine months ended September 30, 2020, respectively (three and nine months ended September 30, 2019 - $0.2 million and $0.6 million, respectively). During the nine months ended September 30, 2019, $2.2 million of gold sales related to pre-production activities at Esaase were capitalized to mineral properties, plant and equipment ("MPP&E") of the AGM.

As of September 30, 2020, the AGM has delivered 1,022,525 ounces to Red Kite under the Offtake Agreement. The Offtake Agreement was not affected by the JV Transaction and will remain in effect until all contracted ounces have been delivered to Red Kite or AGGL elects to terminate the Offtake Agreement and pay the associated fee.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
Expressed in Thousands of United States Dollars unless otherwise stated

6. Investment in Joint Venture (continued)

(ii) Production costs and royalties

The following is a summary of production costs by nature, on a 100% basis, incurred during the three and nine months ended September 30, 2020 and 2019:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Raw materials and consumables	(14,176)	(12,584)	(41,669)	(35,733)
Salaries and employee benefits	(9,654)	(8,394)	(27,793)	(24,074)
Contractors (net of deferred stripping costs)	(27,735)	(19,156)	(81,911)	(69,660)
Change in stockpile, gold-in-process and gold dore inventories	(6,988)	(5,703)	14,444	(4,598)
Insurance, government fees, permits and other	(4,458)	(4,739)	(11,757)	(12,329)
Share-based payments	(443)	(145)	(828)	(258)
Total production costs	(63,454)	(50,721)	(149,514)	(146,652)

During the three months ended September 30, 2020, the AGM recognized a $7.6 million downward adjustment to the carrying value of its stockpile inventory to reflect the net realizable value of stockpiled ore, of which $5.9 million was recorded as production costs and $1.7 million recorded as depreciation expense (three months ended September 30, 2019 - $4.7 million downward adjustment to the carrying value of stockpile inventory, of which $1.9 million was recorded as production costs and $2.8 million as depreciation expense).

During the nine months ended September 30, 2020, the AGM recognized a $6.9 million reversal of previously recorded net realizable value adjustments on its stockpile inventory, of which $0.6 million was credited against production costs and $6.3 million was credited against depreciation expense (nine months ended September 30, 2019 - $17.4 million downward adjustment to the carrying value of stockpile inventory, of which $8.6 million was recorded as production costs and $8.8 million as depreciation expense).

All of the AGM's concessions are subject to a 5% gross revenue royalty payable to the Government of Ghana. The AGM's Akwasiso mining concession is also subject to an additional 2% net smelter return royalty payable to the previous owner of the mineral tenement, and the AGM's Esaase mining concession is also subject to an additional 0.5% net smelter return royalty payable to the Bonte Liquidation Committee.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
Expressed in Thousands of United States Dollars unless otherwise stated

6. Investment in Joint Venture (continued)

(iii) Inventories

The following is a summary of inventories held by the AGM, on a 100% basis, as at September 30, 2020 and December 31, 2019:

	September 30, 2020	December 31, 2019
	$	$
Gold dore on hand	4,286	2,804
Gold-in-process	1,764	1,726
Ore stockpiles	41,883	29,410
Materials and spare parts	22,087	18,679
Total inventories	70,020	52,619

Less non-current inventories:
Ore stockpiles	(3,918)	(2,651)
Total current inventories	66,102	49,968

As at December 31, 2019, $29.2 million of the impairment adjustment recognized as part of the AGM's LOM plan update was allocated to long-term stockpiled ore.

(iv) Reclamation deposit

The AGM is required to provide security to the Environmental Protection Agency of Ghana ("EPA") for the performance by the AGM of its reclamation obligations in respect of the Abirem, Abore and Adubea mining leases. The initial security totaled $8.5 million and comprised a reclamation deposit in the amount of $1.7 million and a bank guarantee of $6.8 million, which was provided by the Company (note 10). The reclamation deposit accrues interest and is carried at $2.0 million as of September 30, 2020 (December 31, 2019 - $1.9 million).

Subsequent to period end, the AGM updated its reclamation bond for the Esaase deposit. The security provided to the EPA totaled $1.1 million and comprised a reclamation deposit of $0.2 million and a bank guarantee of $0.9 million (50% of which was provided by the Company (note 10)).

The AGM deposited the reclamation deposit in a Ghanaian Bank in the joint names of the AGM and the EPA. The reclamation deposit matures annually, but the AGM is required to reinstate the deposit until receiving a final reclamation completion certificate from the EPA. The AGM is expected to be released from this requirement 45 days following the third anniversary of the date that the AGM receives a final completion certificate.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
Expressed in Thousands of United States Dollars unless otherwise stated

6. Investment in Joint Venture (continued)

(v) Right-of-use assets

The following table shows the movement in the right-of-use asset related to the service and lease agreements of the AGM for the nine months ended September 30, 2020 and year ended December 31, 2019:

	September 30, 2020	December 31, 2019
	$	$
Balance, beginning of period	9,429	-
Initial recognition of right-of-use assets upon adoption of IFRS 16	-	36,616
Recognition of mining contractor services agreements entered into during the period	5,604	10,502
Depreciation expense	(6,377)	(17,255)
Derecognition associated with termination of contractor services agreement	(2,753)	(10,343)
Allocation of impairment (note 6(vi))	-	(10,091)
Balance, end of period	5,903	9,429

As at September 30, 2020, the carrying value of right-of-use assets associated with service and lease agreements was $5.9 million (December 31, 2019 - $9.4 million), net of $2.6 million and $6.4 million of depreciation expense recorded for the three and nine months ended September 30, 2020, respectively (three and nine months ended September 30, 2019 - $6.2 million and $13.3 million of depreciation expense, respectively).

During the nine months ended September 30, 2020, one of the AGM's mining contractor services agreements concluded earlier than the expected lease term.  As a result, the carrying values of the right-of-use asset and lease liability associated with this mining contract were derecognized resulting in a gain of $3.7 million, which was recognized as a reduction to production costs during the period.

(vi) Mineral properties, plant and equipment

Additions to mineral properties, plant and equipment

During the three and nine months ended September 30, 2020, the AGM capitalized $6.5 million and $22.4 million, respectively, in expenditures related to mineral properties, plant and equipment ("MPP&E"), not including capitalized deferred stripping costs, asset retirement costs and right-of-use assets (three and nine months ended September 30, 2019 - additions of $5.1 million and $17.8 million, respectively).

Of the $6.5 million and $22.4 million capitalized to MPP&E during the three and nine months ended September 30, 2020, $3.1 million and $5.5 million, respectively, was capitalized property acquisition costs and exploration costs relating to properties with existing defined mineral reserves (three and nine months ended September 30, 2019 - $nil million and $0.5 million of capitalized exploration costs, respectively).

Deferred stripping

During the three and nine months ended September 30, 2020, the AGM deferred a total of $8.7 million and $14.3 million, respectively, of stripping costs to depletable mineral interests (three and nine months ended September 30, 2019 - additions of $10.3 million and $33.7 million, respectively).

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
Expressed in Thousands of United States Dollars unless otherwise stated

6. Investment in Joint Venture (continued)

Depreciation and depletion

During the three months ended September 30, 2020, the AGM recognized depreciation and depletion expense of $9.1 million (including $1.9 million depreciation and depletion on deferred stripping assets), while a further $5.7 million of depreciation was expensed that was previously capitalized to the cost of inventories (three months ended September 30, 2019 - depreciation and depletion expense of $25.0 million, which included $8.4 million of depreciation and depletion on deferred stripping assets, of which $0.3 million was allocated to the cost of inventories).

During the nine months ended September 30, 2020, the AGM recognized depreciation and depletion expense of $40.0 million (including $16.8 million depreciation and depletion on deferred stripping assets), while a further $0.5 million of depreciation was expensed that was previously capitalized to the cost of inventories  (nine months ended September 30, 2019 - depreciation and depletion expense of $68.4 million, which included $22.9 million of depreciation and depletion on deferred stripping assets, of which $3.6 million was allocated to the cost of inventories).

(vii) Revolving credit facility

In October 2019, the JV entered into a $30.0 million revolving credit facility (the "RCF") with Rand Merchant Bank ("RMB"). The term of the RCF is three years, maturing in September 2022 and bears interest on a sliding scale of between LIBOR plus a margin of 4% and LIBOR plus a margin of 3.8%, depending on the security granted to RMB. Commitment fees in respect of any undrawn portion of the RCF will accrue on a similar sliding scale of between 1.33% and 1.40%. The JV utilized the full value of the RCF on March 30, 2020 and the balance of the RCF as of September 30, 2020 was $30.0 million (December 31, 2019 - $nil).  During the three and nine months ended September 30, 2020, the AGM recognized interest expense and other fees associated with the RCF of $0.4 million and $0.8 million, respectively (three and nine months ended September 30, 2019 - nil for both periods presented).

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
Expressed in Thousands of United States Dollars unless otherwise stated

6. Investment in Joint Venture (continued)

(viii) Lease liability

The following table shows the movement in the lease liability related to mining contractor services agreements of the AGM for the nine months ended September 30, 2020 and year ended December 31, 2019:

	September 30, 2020	December 31, 2019
	$	$
Balance, beginning of period	23,205	-
Initial recognition of lease liability upon adoption of IFRS 16	-	36,616
Recognition of lease agreements entered into during the period	5,604	10,502
Lease payments made during the period	(12,312)	(15,386)
Interest expense recognized during the period	636	1,817
Derecognition associated with termination of mining contractor services agreement	(6,420)	(10,344)
Total lease liability, end of period	10,713	23,205

Less: current portion of lease liability	(10,259)	(18,142)
Total non-current portion of lease liability, end of period	454	5,063

(ix) Reclamation provision

The following table shows the movement in the asset retirement obligation of the AGM as at September 30, 2020 and December 31, 2019:

	September 30, 2020	December 31, 2019
	$	$
Balance, beginning of period	56,148	34,036
Accretion expense	376	903
Change in estimated obligation	13,472	21,309
Reclamation undertaken during the period	(84)	(100)
Balance, end of period	69,912	56,148

The decommissioning liability consists of reclamation and closure costs for the JV's Ghanaian mining properties. Reclamation and closure activities include land rehabilitation, dismantling of buildings and mine facilities, ongoing care and maintenance and other costs.

As at September 30, 2020, the AGM's reclamation cost estimates were discounted using a long-term risk-free discount rate of 0.7% (December 31, 2019 - 2.0%). The increase to the carrying value of the reclamation liability was primarily due to a decrease in the discount rate, in addition to an increase in closure cost estimates during the period.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
Expressed in Thousands of United States Dollars unless otherwise stated

6. Investment in Joint Venture (continued)

(x) Finance expense

The following is a summary of finance expenses incurred by the AGM JV during the three and nine months ended September 30, 2020 and 2019:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Realized and unrealized losses on hedging instruments	-	(3,099)	-	(5,614)
Interest on lease liabilities	(149)	(592)	(636)	(1,510)
Accretion charges on asset retirement provisions	(126)	(201)	(376)	(631)
Interest and fees associated with RCF	(408)	-	(841)	-
Other	(207)	(21)	(259)	(55)
Total	(890)	(3,913)	(2,112)	(7,810)

(xi) The cash flows of the AGM, on a 100% basis, were as follows for the three and nine months ended September 30, 2020 and 2019:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Cash provided by (used in):
Operating cash flow before working capital changes	28,422	30,177	129,209	75,977
Operating activities	18,526	45,570	104,325	74,935
Investing activities	(18,972)	(26,655)	(46,854)	(50,430)
Financing activities	(4,156)	(5,051)	(57,878)	(9,406)
Impact of foreign exchange on cash and cash equivalents	60	22	(62)	(179)
(Decrease) increase in cash and cash equivalents during the period	(4,542)	13,886	(469)	14,920
Cash and cash equivalents and restricted cash, beginning of period	47,831	22,682	43,758	21,648
Cash and cash equivalents, end of period	43,289	36,568	43,289	36,568

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
Expressed in Thousands of United States Dollars unless otherwise stated

7. Right-of-use asset and lease liability

The Company entered into a lease agreement for corporate office space with an effective date of September 1, 2019. The Company recognized a right-of-use asset and corresponding lease liability for the office space lease agreement in accordance with IFRS 16, amounting to $0.6 million. The following table shows the movement in the right-of-use asset related to corporate office space lease agreement for the nine months ended September 30, 2020 and year ended December 31, 2019:

	September 30, 2020	December 31, 2019
	$	$
Balance, beginning of period	589	-
Recognition of office space lease agreement entered into during the period	-	624
Depreciation expense for the period	(78)	(35)
Balance, end of period	511	589

The following table shows the movement in the lease liability related to corporate office space lease agreement for the nine months ended September 30, 2020 and year ended December 31, 2019:

	September 30, 2020	December 31, 2019
	$	$
Balance, beginning of period	597	-
Recognition of office space lease agreement entered into during the period	-	624
Lease payments made during the period	(87)	(39)
Interest expense recognized during the period	27	12
Total lease liability	537	597

Less: current portion of lease liability	(87)	(83)

Total non-current lease liability	450	514

8. Share capital

(a) Authorized:

Unlimited common shares without par value or restrictions.

The Company was previously authorized to issue unlimited preferred shares without par value or restrictions. At the Company's Annual General and Special Meeting of Shareholders held on April 30, 2020, the Company's Notice of Articles was updated to remove preferred shares from the Company's capital structure.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
Expressed in Thousands of United States Dollars unless otherwise stated

8. Share capital (continued)

(b) Issued and outstanding common shares

	Number of shares	Amount
		$
Balance, December 31, 2018	225,804,614	578,853
Issued pursuant to exercise of share-based options	403,116	490
Shares repurchased and cancelled under normal course issuer bid	(1,108,920)	(958)
Balance, December 31, 2019	225,098,810	578,385
Issued pursuant to exercise of share-based options (note 9(a))	1,719,359	2,425
Shares repurchased and cancelled under normal course issuer bid (note 8(c))	(2,758,063)	(2,296)
Balance, September 30, 2020	224,060,106	578,514

(c) Normal course issuer bid

The Company received approval from the TSX to commence a normal course issuer bid ("NCIB") on November 15, 2019 to purchase up to 11,310,386 common shares, representing 5% of the Company's issued and outstanding common shares. Purchases pursuant to the NCIB will be made on the open market through the facilities of the TSX and NYSE American.

All common shares purchased by the Company under the NCIB will be purchased at the market price at the time of acquisition in accordance with the rules and policies of the TSX and NYSE American and applicable securities laws. All common shares acquired by the Company under the NCIB will be cancelled and purchases will be funded out of the Company's working capital. Although the Company has a present intention to acquire its common shares pursuant to the NCIB, the Company will not be obligated to make any purchases and purchases may be suspended by the Company at any time. The NCIB will terminate on November 14, 2020, or earlier if the maximum number of shares under the NCIB have been purchased. The Company reserves the right to terminate the NCIB earlier if it feels it is appropriate to do so.

In accordance with the rules of the TSX, the maximum daily purchases on the TSX under the NCIB will be 33,499 common shares, which is 25% of the average daily trading volume for the Company's common shares on the TSX for the six months ended October 31, 2019. In addition, maximum daily purchases under the NCIB on the NYSE American will be subject to Rule 10b-18 which specifies that daily purchases may not exceed 25% of average daily trading volume for the four weeks preceding such trading date. These maximum daily limits will apply to purchases on the respective markets, except where such purchases are made in accordance with "block purchases" exemptions under applicable TSX and NYSE American policies.

During the nine months ended September 30, 2020, the Company repurchased for cancellation a total of 2,758,063 common shares under the NCIB program for $2.3 million (three and nine months ended September 30, 2019 - nil for both periods).  For the three and nine months ended September 30, 2020, the weighted average acquisition price was $nil and $0.83 per share, respectively. Since the NCIB has been initiated, the Company has repurchased and cancelled a total of 3,866,983 common shares for $3.3 million, at a weighted average price of $0.84 per share. No shares were repurchased under the NCIB program during the three months ended September 30, 2020.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
Expressed in Thousands of United States Dollars unless otherwise stated

8. Share capital (continued)

(d) At-the-Market Offering ("ATM")

On June 25, 2020, the Company entered into an ATM agreement with H.C. Wainwright & Co. and Cormark Securities (the "Agents"). Under the ATM agreement, the Company may, at its discretion and from time-to-time during the term of the ATM agreement, sell through the Agents common shares of the Company for aggregate gross proceeds to the Company of up to $50.0 million (the "Offering"). The Company expects to use any net proceeds of the Offering for general corporate and working capital requirements, including, but not limited to, funding ongoing exploration and operations at the Asanko Gold Mine, funding the Company's working capital requirements, repaying indebtedness outstanding from time to time, completing future acquisitions and/or for other corporate purposes.

Sales of common shares will be made through "at-the-market distributions" as defined in the Canadian Securities Administrators' National Instrument 44-102 - Shelf Distributions, including sales made directly on the NYSE American Stock Exchange ("NYSE American"), or any other recognized marketplace upon which the Company's common shares are listed or quoted or where the common shares are traded in the United States. No offers or sales of common shares will be made in Canada on the Toronto Stock Exchange or other trading markets in Canada. The Company will pay the Agents a commission of 3.0% of the aggregate gross proceeds from each sale of common shares. The Company will determine, in its sole discretion, the date, price and number of common shares to be sold under the Offering, if any.  Any common shares sold in the Offering will be distributed at market prices or prices related to prevailing market prices from time to time. The Company is not required to sell any common shares in the Offering at any time.

The Offering is being made by way of a prospectus supplement dated June 25, 2020 (the "Prospectus Supplement") to the Company's existing U.S. registration statement on Form F-10 (the "Registration Statement") and Canadian short form base shelf prospectus (the "Base Shelf Prospectus") each dated June 11, 2020. The Prospectus Supplement relating to the Offering has been filed with the securities commissions in each of the provinces and territories of Canada (other than Québec) and with the U.S. Securities and Exchange Commission (the "SEC"). The Prospectus Supplement and the Registration Statement are available on the SEC's website and the Prospectus Supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators.

In addition, in connection with Gold Fields Limited's ("GF") existing pre-emptive right to maintain its 9.9% pro rata ownership interest in the Company, the Company has agreed to sell to GF, from time to time during the term of the Offering at GF's election, on a private basis, such number of common shares as represent 9.9% of the common shares issued under the Offering, if any.

During the three and nine months ended September 30, 2020, the Company did not issue any common shares under the Offering.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
Expressed in Thousands of United States Dollars unless otherwise stated

9. Equity reserves

(a) Share-based options

During the three and nine months ended September 30, 2020, the Company granted 293,000 and 4,381,000 stock options with weighted average exercise prices of C$2.19 and C$1.38 per option, respectively, to directors, officers and employees of the Company (three and nine months ended September 30, 2019 - 185,000 and 3,766,000 stock options granted with weighted average exercise prices of C$1.28 and C$0.98 per option, respectively).

During the three and nine months ended September 30, 2020, 1,131,140 and 6,069,765 stock options were cancelled, expired and/or forfeited with weighted average exercise prices of C$1.17 and C$1.84 per option, respectively (three and nine months ended September 30, 2019 - 46,667 and 3,847,917 stock options cancelled and/or expired with weighted average exercise prices of C$1.01 and C$2.08 per option, respectively).

Additionally, during the three and nine months ended September 30, 2020, 1,237,302 and 1,719,359 stock options were exercised at weighted average exercise prices of C$1.47 and C$1.36 per option for total aggregate proceeds of $1.4 million and $1.7 million, respectively (three and nine months ended September 30, 2019 - 403,116 stock options exercised with a weighted average exercise price of C$1.09 for total aggregate proceeds of $0.3 million for both periods).

The following table is a reconciliation of the movement in share-based options for the period:

	Number of Options	Weighted average exercise price
		C$
Balance, December 31, 2018	13,482,427	2.22
Granted	3,803,700	0.99
Exercised	(403,116)	1.09
Cancelled/Expired	(4,314,649)	2.07
Balance, December 31, 2019	12,568,362	1.93
Granted	4,381,000	1.38
Exercised	(1,719,359)	1.36
Cancelled/Expired/Forfeited	(6,069,765)	1.84
Balance, September 30, 2020	9,160,238	1.84

During the three and nine months ended September 30, 2020, the Company recognized $0.1 million and $0.4 million of share-based payments expense relating to stock options, respectively (three and nine months ended September 30, 2019 - $0.3 million and $0.7 million, respectively).

(b) Restricted Share Units ("RSU")

During the three and nine months ended September 30, 2020, the Company granted 111,900 and 2,266,600 RSUs, respectively, to directors, officers and employees of the Company (three and nine months ended September 30, 2019 - 52,863 and 1,996,883 RSUs granted, respectively). All RSUs vest in three equal tranches over a service period of three years. During the three and nine months ended September 30, 2020, 867,252 and 1,025,586 RSUs were forfeited (three and nine months ended September 30, 2019 - 563,862 and 625,502 RSUs forfeited, respectively).

During the three and nine months ended September 30, 2020, the Company also settled in cash 18,386 and 827,138 RSU awards, respectively (three and nine months ended September 30, 2019 - 13,232 and 481,622 RSUs settled in cash, respectively).

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
Expressed in Thousands of United States Dollars unless otherwise stated

9. Equity reserves (continued)

The following table is a reconciliation of the movement in the number of RSUs outstanding for the nine months ended September 30, 2020 and year ended December 31, 2019:

	Number of RSUs
	September 30, 2020	December 31, 2019
Balance, beginning of period	2,243,255	1,455,180
Granted	2,266,600	2,024,553
Settled in cash	(827,138)	(481,622)
Cancelled/Forfeited	(1,025,586)	(754,856)
Balance, end of period	2,657,131	2,243,255

The RSUs granted are cash-settled awards and, therefore, represent a financial liability which is required to be marked-to-market at each reporting period-end with changes in fair value recognized in the Statement of Operations and Comprehensive Income (Loss). For the three and nine months ended September 30, 2020, the Company recognized share-based compensation expense in relation to RSUs of $0.4 million and $1.1 million (three and nine months ended September 30, 2019 - $0.1 million and $0.6 million, respectively).

As at September 30, 2020, the Company recognized a financial liability for cash-settled RSUs of $1.3 million (December 31, 2019 - $1.0 million). The financial liability associated with the cash-settled awards is recorded in accounts payable and accrued liabilities, for amounts expected to be settled within one year, and a separate non-current liability for amounts to be settled in excess of one year.

The following table is a reconciliation of the movement in the RSU liability for the nine months ended September 30, 2020 and year ended December 31, 2019:

	September 30, 2020	December 31, 2019
	$	$
Balance, beginning of period	1,001	541
Awards vested during the period, net of cancelled/forfeited awards	1,110	819
Settled in cash during the period	(781)	(359)
Total RSU liability, end of period	1,330	1,001

Less: current portion of RSU liability	(850)	(585)
Total non-current RSU liability, end of period	480	416

At the Company's Annual General and Special Meeting of shareholders on April 30, 2020, the shareholders approved the Company's amended and restated Share Unit Plan dated April 30, 2020 (the "Share Unit Plan"). Under the Share Unit Plan, the Company is able to issue a combination of RSUs, performance share units ("PSUs") and deferred share units ("DSUs") up to 5% of the outstanding common shares of the Company, provided that the total number of stock options, RSUs, PSUs and DSUs do not exceed 9% of the Company's outstanding common shares . The Company's Board (at its sole discretion) may designate future grants of RSUs, PSUs and DSUs to be settled in either cash, equity or a combination thereof.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
Expressed in Thousands of United States Dollars unless otherwise stated

10. Commitments and contingencies

Commitments

As at September 30, 2020, the Company had contractual obligations totaling $5.8 million (December 31, 2019 - $3.5 million).

The following table reflects the Company's contractual obligations as they fall due, excluding commitments and liabilities of the JV, as at September 30, 2020 and December 31, 2019:

	Within 1 year	1 - 5 years	Over 5 years	At September 30, 2020	At December 31, 2019
Accounts payable and accrued liabilities	3,854	-	-	3,854	1,649
Long-term incentive plan (cash- settled awards)	850	480	-	1,330	1,001
Corporate office leases	118	508	-	626	823
Total	4,822	988	-	5,810	3,473

In addition to the above commitments, the Company has provided a parent company guarantee on the unfunded portion of the AGM's reclamation bond in the amount of $6.8 million. Subsequent to period end, the Company provided an additional parent company guarantee related to the estimated unfunded portion of the AGM's reclamation bond for the Esaase deposit in the amount of $0.5 million.

Contingencies

Due to the nature of its business, the Company and/or its affiliates may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

11. General and administrative expenses

The following is a summary of general and administrative expenses incurred during the three and nine months ended September 30, 2020 and 2019. The general and administrative expenses for the period presented include, but are not limited to, those expenses incurred in order to earn the service fee as operators of the JV (note 4).

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Wages, benefits and consulting	(3,922)	(2,227)	(7,548)	(6,474)
Office, rent and administration	(170)	(191)	(557)	(562)
Professional and legal	(311)	(150)	(835)	(329)
Share-based payments	(497)	(390)	(1,476)	(1,283)
Travel, marketing, investor relations and regulatory	(243)	(217)	(876)	(754)
Depreciation and other	(40)	(24)	(123)	(58)
Total	(5,183)	(3,199)	(11,415)	(9,460)

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
Expressed in Thousands of United States Dollars unless otherwise stated

12. Finance income

The following is a summary of finance income earned during the three and nine months ended September 30, 2020 and 2019:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Fair value adjustment on redeemable shares (note 5)	1,441	-	6,607	-
Interest income and other	130	37	455	273
Accretion income on redeemable preference shares	-	177	-	463
Total	1,571	214	7,062	736

13. Income (loss) per share

For the three and nine months ended September 30, 2020 and 2019, the calculation of basic and diluted income (loss) per share is based on the following data:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Earnings ($)
Net income (loss) for the period	3,205	(147,516)	39,705	(146,723)

Number of shares
Weighted average number of ordinary shares - basic	223,648,336	225,902,646	223,474,084	225,839,725
Effect of dilutive share options	2,291,525	-	1,294,688	-
Weighted average number of ordinary shares - diluted	225,939,861	225,902,646	224,768,772	225,839,725

For the three and nine months ended September 30, 2020, 47,565 and 336,912 share-based options outstanding, respectively, were excluded from the calculation of diluted weighted average shares as they were determined to be anti-dilutive.

For the three and nine months ended September 30, 2019, the effect of any dilutive securities was anti-dilutive due to the net loss reported by the Company in those periods.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
Expressed in Thousands of United States Dollars unless otherwise stated

14. Supplemental cash flow information

The following table summarizes the changes in non-cash working capital for the three and nine months ended September 30, 2020 and 2019:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Receivables	78	(1,482)	1,605	(538)
Prepaid expenses	(823)	(194)	(713)	(259)
Accounts payable and accrued liabilities	1,167	(544)	547	(1,934)
Change in non-cash working capital	422	(2,220)	1,439	(2,731)

15. Segmented information

Geographic Information

As at September 30, 2020, the Company has only one reportable operating segment being the corporate function with its head office in Canada.  Total assets in Ghana include the Company's 45% interest in the AGM JV.

Geographic allocation of total assets and liabilities

September 30, 2020	Canada	Ghana	Total
	$	$	$
Current assets	67,420	-	67,420
Property, plant and equipment and right-of-use assets	616	-	616
Other non-current assets	-	117,600	117,600
Total assets	68,036	117,600	185,636
Current liabilities	3,941	-	3,941
Non-current liabilities	930	-	930
Total liabilities	4,871	-	4,871

December 31, 2019	Canada	Ghana	Total
	$	$	$
Current assets	35,800	-	35,800
Property, plant and equipment and right-of-use assets	679	-	679
Other non-current assets	-	108,025	108,025
Total assets	36,479	108,025	144,504
Current liabilities	2,317	-	2,317
Non-current liabilities	930	-	930
Total liabilities	3,247	-	3,247

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
Expressed in Thousands of United States Dollars unless otherwise stated

15. Segmented information (continued)

Geographic allocation of the Statement of Operations and Comprehensive Income (Loss)

For the three months ended:

September 30, 2020	Canada	Ghana	Total
	$	$	$
Company's share of net earnings related to JV	-	5,587	5,587
Net (loss) income before tax	(2,382)	5,587	3,205
Income tax expense	-	-	-
Net (loss) income after tax	(2,382)	5,587	3,205

September 30, 2019	Canada	Ghana	Total
	$	$	$
Company's share of net earnings related to JV	-	(126,047)	(126,264)
Net loss before tax	(21,469)	(126,047)	(147,516)
Income tax expense	-	-	-
Net loss after tax	(21,469)	(126,047)	(147,516)

For the nine months ended:

September 30, 2020	Canada	Ghana	Total
	$	$	$
Company's share of net earnings related to JV	-	40,468	40,468
Net (loss) income before tax	(763)	40,468	39,705
Income tax expense	-	-	-
Net (loss) income after tax	(763)	40,468	39,705

September 30, 2019	Canada	Ghana	Total
	$	$	$
Company's share of net loss related to JV	-	(126,264)	(126,264)
Net loss before tax	(20,459)	(126,264)	(146,723)
Income tax expense	-	-	-
Net loss after tax	(20,459)	(126,264)	(146,723)

16. Subsequent events

(a) Subsequent to period end, in accordance with the EPA's recently updated estimates of the AGM's reclamation and closure costs, the AGM provided to the EPA additional security on the Esaase mining lease in the amount of $1.1 million, of which $0.2 million is in the form of a cash deposit and $0.9 million in the form of a bank guarantee. Concurrently, the Company provided a parent company guarantee related to the unfunded portion of the AGM's reclamation bond for the Esaase deposit in the amount of $0.5 million.

GALIANO GOLD INC.
(formerly Asanko Gold Inc.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
Expressed in Thousands of United States Dollars unless otherwise stated

16. Subsequent events (continued)

(b) Subsequent to period end, the Company agreed in principle to the grant of 1,000,000 cash-settled phantom share units to Mr. Paul Wright as Chairman of the Board.  The units will vest three years from the grant date, but will only become payable upon Mr. Wright’s departure from the Board or upon a change of control of the Company, in an amount equal to the value of 1,000,000 common shares as at Mr. Wright’s departure date or date of change of control.